Exhibit 99.1

Monday 12th March 2018

Kat Kidson

Principal Adviser Listings Compliance (Melbourne)

ASX Compliance Pty Ltd

Level 4, North Tower Rialto,

525 Collins Street, Melbourne, VIC. 3000

Sent via email: kate.kidson@asx.com.au and tradinghaltsmelbourne@asx.com.au.

Dear Kate;

RE: Request for Trading Halt

In accordance with ASX Listing Rule 17.1, the Directors of Immuron Limited (the Company) requests an immediate trading halt in respect of its securities, ASX Codes, IMC, and IMCO.

In requesting the trading halt the Company provides the following information:

●	The trading halt is necessary as the Company finalises a private placement capital raising with a large US investment fund;

●	Unless otherwise requested by the Company, the Company requests the trading halt to remain in place until the announcement is made to the market;

●	The Company is not aware of any reason why the trading halt should not be granted or of any information necessary to inform the market about the trading halt.

For and on behalf of the Company,

Kind Regards;

/s/ Peter Vaughan

Peter Vaughan

Company Secretary

Immuron Limited

Suite 1, 1233 High Street	www.immuron.com	Phone: + 61 (0)3 9824 5254
Armadale, Victoria		Facsimile: + 61 (0)3 9822 7735
AUSTRALIA 3143	ABN: 80 063 114 045